FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date: 1 December, 2009

EXHIBIT INDEX
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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 December, 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 9 November 2009 entitled ‘Director/PDMR Shareholding’

Exhibit 2:     Stock Exchange Announcement dated 11 November 2009 entitled ‘Director/PDMR Shareholding’

Exhibit 3:     Stock Exchange Announcement dated 18 November 2009 entitled ‘Director/PDMR Shareholding’

Exhibit 4:     Stock Exchange Announcement dated 24 November 2009 ‘Unilever completes sale of interest in JohnsonDiversey’

Exhibit 1:

Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR P G J M POLMAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them F. VAN LANSCHOT BANKIERS N.V.	8.	State the nature of the transaction VESTING OF FIRST 1/3 OF UNILEVER PLC RESTRICTED SHARES AWARDED UNDER THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007
9.	Number of shares, debentures or financial instruments relating to shares acquired 22,551	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction 06 NOVEMBER 2009
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 25,964 0.002%	16.	Date issuer informed of transaction 06 NOVEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

7.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 8226707
Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 9 NOVEMBER 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR P L SIGISMONDI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction
 i)                CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

ii)              CONDITIONAL RESTRICTED STOCK GRANT PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction 06 NOVEMBER 2009, US
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction 09 NOVEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 06 NOVEMBER 2009	18.	Period during which or date on which exercisable i) 6 NOVEMBER 2012 ii) 6 NOVEMBER 2010 iii) 6 NOVEMBER 2011 iv) 6 NOVEMBER 2012
19.	Total amount paid (if any) for grant of the option N/A	20.

Description of shares or debentures involved (class and number)

i) CONDITIONAL AWARD OF RIGHTS TO 12,779 SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007
ii) CONDITIONAL RESTRICTED STOCK AWARD OF 2,983 SHARES  PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

ii) CONDITIONAL RESTRICTED STOCK AWARD OF 2,984 SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007
iii) CONDITIONAL RESTRICTED STOCK AWARD OF 2,984 SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise i) N/A ii) N/A iii)N/A iv) N/A	22.

Total number of shares or debentures over which options held following notification

i) 12,779 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

ii) 8,951 – NUMBER OF RESTRICTED SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

23.	Any additional information NONE	24.	Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 8226707

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 09 NOVEMBER 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 2:

Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction VESTING OF SHARES AWARDED UNDER THE UNILEVER NORTH AMERICA 2002 OMNIBUS EQUITY COMPENSAITON PLAN
9.	Number of shares, debentures or financial instruments relating to shares acquired 9,365	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) DE MINIMIS
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction US$ 30.50	14.	Date and place of transaction 09 NOVEMBER 2009
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 64,200 (includes shares representing dividend allocations arising from original grant) 0.005%	16.	Date issuer informed of transaction 10 NOVEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 11 NOVEMBER 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 3:

Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR M B POLK	8.	State the nature of the transaction EXERCISE OF OPTIONS GRANTED ON 2 DECEMBER 2003 UNDER THE UNILEVER NORTH AMERICA 2002 OMNIBUS EQUITY COMPENSATION PLAN AND SUBSEQUENT SALE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired • 33,600 • 11,490	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.003%
11.	Number of shares, debentures or financial instruments relating to shares disposed • 33,600 • 11,490	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.003%
13.	Price per share or value of transaction Exercise price: US$20.02 Sale price: i) US$30.8003 ii) US$30.7985	14.	Date and place of transaction 16 NOVEMBER 2009
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 64,200 0.005%	16.	Date issuer informed of transaction 17 NOVEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 18 NOVEMBER 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 4:

UNILEVER COMPLETES SALE OF INTEREST IN JOHNSONDIVERSEY

24 November 2009. Unilever today announced that it has completed the previously announced sale of its interest in JohnsonDiversey.

The cash consideration Unilever received was $390m, which included both the originally announced cash consideration plus the proceeds of the sale of the 10½% senior notes in JohnsonDiversey Holdings, Inc.  Unilever was able to take advantage of the favourable financing environment to sell these notes on attractive terms.

JohnsonDiversey and Clayton, Dubilier & Rice, Inc. separately announced the successful completion of their agreed recapitalisation transaction.

Unilever retains a 4% interest in the newly recapitalised entity.

-ENDS-

About Unilever
Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as: Knorr, Lipton, Flora, Dove, Pond's, Omo and Cif.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of €40 billion in 2008. For more information about Unilever and its brands, please visit www.unilever.com

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.